BEYOND BRIX, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2025

BEYOND BRIX, INC.

TABLE OF CONTENTS

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of
Beyond Brix, Inc.

We have reviewed the accompanying financial statements of Beyond Brix, Inc., which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2025 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Beyond Brix, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
August 14, 2026

BEYOND BRIX, INC.

BALANCE SHEET

DECEMBER 31, 2025

ASSETS		2025
Current Assets		
Cash and cash equivalents	$	1,927
Accounts receivable		603,975
Total Current Assets		605,902
Intangible assets		6,000,000
Other assets		825,000
Total assets	**$**	**7,430,902**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	$	235,722
Other liabilities		-
Total current liabilities		235,722
Advances from stockholders		106,980
Subordinated liabilities		4,825,000
Total liabilities		5,167,702
Commitments and contingencies		-
Shareholder's Equity		
Common stock		1,000
Additional paid-in-capital		1,999,203
Retained earnings		262,997
Total shareholders' equity (deficit)		2,263,200
Total liabilities and shareholders' equity	**$**	**7,430,902**

The accompanying notes and accountants’ review report.

BEYOND BRIX, INC.

STATEMENTS OF OPERATION

FOR THE YEAR ENDED DECEMBER 31, 2025

		For the year ended December 31, 2025
Net revenue earned	$	600,000
Cost of revenue earned		-
Gross profit		600,000
Operating Expenses:		
General and administrative		323,229
Total Operating Expense		323,229
Income from operations		276,771
(Other Income)/Expenses:		
Other income		-
Interest expense		13,774
Total (other income) expense		13,774
Provision for income taxes		-
Net Income	**$**	**262,997**

The accompanying notes and accountants' review report.

BEYOND BRIX, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Shareholders' Equity				
	Common Stock A and B				
Balance, January 1, 2025	2,000	$ 1,000	$ 1,999,203	$ -	$ 2,000,203
Net income	-	-	-	262,997	262,997
Balance at December 31, 2025	**2,000**	**$ 1,000**	**$ 1,999,203**	**$ 262,997**	**$ 2,263,200**

The accompanying notes and accountants' review report.

BEYOND BRIX, INC.
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

		For the year ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	262,997
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(202,975)
Other asset		(825,000)
Accounts payable		235,722
Advances from stockholders		106,980
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(422,276)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Intangible assets		(4,000,000)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES		(4,000,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issue		1,999,203
Sub		2,425,000
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		4,424,203
NET CHAGE IN CASH AND CASH EQUIVALENTS		1,927
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		-
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$**	**1,927**

The accompanying notes and accountants' review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Beyond Brix, Inc. (the "Company") is a company dedicated to creating beautiful high quality homes that offer lasting value for the people who live in them and the communities they help shape.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivables are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains its cash with a limited number of financial institutions, which may result in balances exceeding federally insured limits. Management does not believe the Company is exposed to significant credit risk as of the balance sheet date.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Asset

The Company has intangible assets representing Product and Factory IP. At December 31, 2025, intangible assets was $6,000,000.

Advances from Stockholders

Advances from stockholders for start up expenses and day to day expenses are recorded at cost. These advances are typically interest-bearing with repayment terms. At December 31, 2025, advances from shareholders was $106,980.

Subrogated Accrued Liabilities

The Company has accrued obligations of approximately $4,825,000 as of December 31, 2025 related to product and factory IP.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses since inception.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards

During the year ended December 31, 2025, no new accounting standards were adopted that had a material impact on the Company's financial statements.

NOTE 3 –FAIR MARKET VALUE

The Company measures fair value in accordance with ASC 820, Fair Value Measurement, which establishes a three-level valuation hierarchy. As of December 31, 2025, the Company did not have any assets or liabilities measured at fair value on a recurring or nonrecurring basis. The Company's financial instruments, which consist primarily of cash, refundable customer deposits, and accounts payable, are recorded at historical cost. Management believes that the carrying values of these instruments approximate their fair values due to their short-term nature and settlement terms.

NOTE 4 –CASH

As of December 31, 2025, the Company held cash of $1,927 consisting primarily of funds deposited with a financial institution. The Company maintains its cash with federally insured financial institutions. Balances may exceed the FDIC insurance limit of $250,000. The Company considers the risk of loss to be remote.

NOTE 5— RELATED PARTY TRANSACTIONS

Advances from stockholders and related companies are recorded as long-term liabilities when received to fund Company operations. These advances are typically interest-bearing and have repayment terms. At December 31, 2025, advances from shareholders were $106,980.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company had no material commitments or contingencies requiring disclosure under U.S. GAAP.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2026 through August 14, 2026, the date these financial statements were available to be issued.

The Company is in the process of preparing a Regulation Crowdfunding (Reg CF) offering under Section 4(a)(6) of the Securities Act. As of the date of these financial statements, a Form C has not yet been filed.

No other material subsequent events occurred that would require disclosure or adjustment to the financial statements.

END OF REPORT